DelStaff, LLC
c/o H.I.G. Capital, LLC
855 Boylston Street — 11th Floor
Boston, Massachusetts 02116
Mr. Robert Stover
120 Wildwood Gardens
Piedmont, CA 94611
February 28, 2007
Dear Mr. Stover:
Reference is made to the Stock Purchase Agreement, dated as of February 28, 2007, by and among DelStaff, LLC (“DelStaff”), you, and the stockholders of Westaff, Inc. (the “Company”) set forth on Exhibit A thereto (the “Purchase Agreement”). Capitalized terms appearing herein but not defined herein have the meanings ascribed to such terms in the Purchase Agreement.
You hereby agree that if, at the Closing, DelStaff does not receive from each Stockholder fully and duly executed transfer instruments with respect to any Shares constituting such Stockholder’s Share Interest in accordance with the terms of the Purchase Agreement (any such Shares being referred to herein as the “Shortfall Shares”), you shall, within ten (10) Trading Days of the Company’s issuance of its earnings release for the fiscal quarter ended January 31, 2007, (i) purchase in the open market that number of shares of Common Stock equal to the Shortfall Shares (the “Make-Whole Shares”) and (ii) sell, assign and transfer (and DelStaff agrees to acquire and purchase) all (but not less than all) of the Make-Whole Shares to DelStaff.
At the closing of the purchase and sale contemplated hereby, you shall execute and deliver to DelStaff a joinder agreement to each of the Purchase Agreement and the Pledge Agreement in form and substance reasonably satisfactory to DelStaff so that you become a party to each such agreement and have all of the rights and obligations of the Stockholders or Pledgors, as the case may be, thereunder, and the Make-Whole Shares are treated as Shares thereunder. In addition, you shall take, or cause to be taken, all appropriate action, do, or cause to be done, all things, and execute and deliver such further documents and instruments, as may be reasonably requested by DelStaff to carry out the foregoing.
The parties agree to pay their respective fees and expenses (including all fees and expenses of legal counsel and advisor fees) in connection with the transactions contemplated by this letter agreement.
This letter agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter agreement and any related agreement or the transactions contemplated hereby or thereby shall be brought exclusively in any federal or state court located in the State of Delaware, and each of the parties hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 9.01 of the Purchase Agreement shall be deemed effective service of process on such party.
This letter agreement may be signed in counterparts and delivered by facsimile or portable document format (pdf).

Very truly yours,
DELSTAFF, LLC

By:	/s/ John Black
	Name:	John Black
	Title:	Manager

Agreed and accepted on February 28, 2007

/s/ Robert Stover
Roberts Stover, in his individual capacity